EXHIBIT 99.2

Management Discussion and Analysis

For the six months ended

June 30, 2014

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and six months ended June 30, 2014 (the “Financial Statements”) and the Company’s annual information form (the “2013 AIF”), annual management discussion and analysis (the “2013 Annual MD&A”) and annual audited consolidated financial statements (the “2013 Annual Financial Statements”) for the year ended December 31, 2013. The 2013 AIF, 2013 Annual MD&A and 2013 Annual Financial Statements are collectively referred to as the “2013 Annual Filings”.

All information contained in this MD&A is current as of August 14, 2014 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and at the Company’s website, www.goldstandardv.com. The date of this MD&A is August 14, 2014.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various estimates and assumptions set forth herein and in the 2013 AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration,

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expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad-Pinion Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the United States and the State of Nevada including, without limitation, the implementation of new mining laws and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration programs on the Railroad-Pinion and other projects being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) the availability and timing of additional financing being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of resources and/or reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the Financial Statements and 2013 Annual Filings. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The forward looking statements contained herein are based on information available as of August 14, 2014.

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Overall Performance

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

Exploration activities

The Company's flagship property is the Railroad-Pinion Project located in Elko County, Nevada. The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada. The Carlin Trend is a northwest alignment of sediment-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production, reserves and resources exceeding 100,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project straddles the Pinon Range in the Railroad Mining District of northeastern Nevada and consists of a significant and largely contiguous land position totaling about 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres owned, subject to underlying royalties, 100% by the Company as patented or unpatented lode claims, and a further 13,965 gross acres of subsurface mineral rights on private lands. The private land ownership ranges from 48.5% to 100% yielding a net position of 11,444 acres (4,631 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in the key private land parcels. The subsurface minerals rights for the private lands are held, subject to royalties, under contractual arrangements in the form of various surface use agreements and mining/mineral leases.

In 2010, the Company acquired its initial interest in the Railroad portion of the Railroad-Pinion Project (the "Railroad Project") pursuant to a statutory plan of arrangement with JKR Gold Resources Inc. ("JKR") pursuant to which the Company acquired, on a one for one basis, all of the issued and outstanding securities of JKR for like securities of the Company resulting in a reverse takeover of the Company by the former shareholders of JKR as more particularly described in the 2013 AIF.

Since 2010, the Company has explored the Railroad Project for Carlin-style gold mineralization through the execution of an aggressive and on-going, geologic model-driven exploration program that includes geological mapping, geochemical and geophysical surveys and drilling. This work has confirmed and expanded previously identified zones of mineralization and has resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion deposit; 2) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 3) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target.

Characterized by fragmented land ownership, the Company has spent the last three years consolidating the balance of the Railroad District under common ownership and/or control. Commencing in late 2011 and throughout 2012, the Company entered into a series of mining leases and surface access and use agreements with various land holders (collectively the "Pinion Leases") to acquire control over strategic sections of land adjacent to and south of the original Railroad Project in Elko County, Nevada. During 2014, the Company has amended certain of these mining leases to include additional mineral claims.

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In November 2012, the Company entered into a lease with option to purchase (the “Pereira Lease”) with Pereira Family, LLC granting the Company exclusive right to explore, mine and develop varying percentage holdings in approximately 21,296 net mineral acres within the Pinion District, Nevada, of which approximately 2,280 net mineral acres of land is both within and contiguous to the south of the Railroad Project in Elko County, Nevada. The Company also secured, through a third party, surface and water rights over certain lands within the Railroad and Pinion Districts critical to future exploration and development. See the 2013 AIF for further details of the Pinion Leases and the Pereira Lease. The combination of the Pereira Lease and the Pinion Leases (collectively the "Pinion Project") granted the Company control over strategic sections of land located throughout the Railroad and Pinion Districts, including control over approximately 51% of Pinion Section 27 which hosts the bulk of the historic Pinion deposit (the "Pinion Deposit").

On March 4, 2014, the Company acquired the remaining interests in the Pinion Deposit (the “Pinion Acquisition”) from Scorpio Gold (US) Corporation, a wholly-owned subsidiary of Scorpio Gold Corporation (TSXV: SGN) (“Scorpio”), effectively completing the Company's consolidation of the Railroad District and "fourth window" of the Carlin Trend under its ownership and/or control. The consolidation of the Railroad-Pinion Project provides Gold Standard with effective control, subject to underlying royalties, of a largely contiguous parcel of 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres that are owned 100% by the Company as patented or unpatented lode claims, and a further 13,965 gross acres (approximately 11,444 net acres) of subsurface mineral rights on private lands.

Upfront consideration for the Pinion Acquisition consisted of $6.0 million in cash and the issuance to Scorpio of 5,500,000 common shares of Gold Standard. The share consideration is subject to an orderly sale agreement and requires Scorpio to (i) vote its GSV shares as recommended by management for a period of two years, and (ii) provide the Company with 10 business days' advance notice (a “Sale Notice”) of its proposed sale of any GSV Shares during which period the Company shall have the right to purchase or designate the purchaser(s) who will purchase all or any part of such shares, failing which Scorpio will be entitled to sell such shares without further notice to the Company for an additional 10 business days at a price not less, and on terms no more favourable, than the price and terms set forth in the Sale Notice. If any GSV sales are not sold by Scorpio within such additional 10 business day period, the provisions of the Sale Notice will again apply to such shares. In addition, Scorpio is to receive a cash payment of $2.5 million on March 4, 2015, for which the Company issued a promissory note of $2.5 million bearing interest at 3% per annum and secured by the Pinion Deposit. If the Company delineates a NI 43-101 compliant resource at Pinion which exceeds 1 million ounces of gold, Gold Standard will issue Scorpio a further 1,250,000 common shares, subject to the orderly sale agreement.

Additional cash consideration ranging from $1.5 million to $3.0 million will be payable to Scorpio if Gold Standard enters into a transaction whereby it sells a significant portion of the shares or assets of the Company, while it holds an interest in the Pinion property, for consideration exceeding $100.0 million.

In addition to the Railroad-Pinion Project, the Company holds or controls a 100% undivided interest in the Safford-CVN and East Bailey projects (collectively the "CVN Project") and East Camp Douglas project (the "Camp Douglas Project") located in north central Nevada, both early stage gold exploration projects.

In August 2013, the Company terminated the KM/RC lease agreement comprising 91 unpatented mineral claims totalling approximately 1,880 acres of the CVN Project as the Company determined that the claims lacked encouraging exploration results. As a result, the Company recorded a write down of exploration and evaluation assets of $133,189 (US$130,000) attributable to the CVN Project for the year ended December 31, 2013.

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During the six months ended June 30, 2014, the Company minimized exploration expenditures on the CVN and Camp Douglas Projects (see "Summary of Exploration Activities" below) to focus exclusively on the Railroad-Pinion Project and follow-up on 2013 drilling successes in the North Bullion Fault Zone or “NBFZ” and initiate work on the recently acquired Pinion Deposit. Exploration expenditures for the Railroad-Pinion Project for the six months ended June 30, 2014 totaled $1,404,042 excluding costs of the Pinion Acquisition of $12,805,000. See “Results of Operations – Summary of Exploration Activities”.

In March 2014, the Company recorded a further write down of $1,277,189 and $124,263 on the CVN and Camp Douglas projects, respectively, based on an internal review of its non-core assets.

On May 29, 2014 (as amended August 1, 2014), the Company entered into a binding letter of intent (the “LOI”) to sell the CVN and Camp Douglas Projects to Tanqueray Exploration Ltd. (“Tanqueray”) for total consideration of $3,150,000 comprised of a cash payment of $150,000 and 60,000,000 pre-consolidated common shares of Tanqueray at a deemed price of $0.05 per share. Closing of the LOI is anticipated to occur on or about September 26, 2014, subject to various conditions including, but not limited to, shareholder and regulatory approvals, satisfaction of respective due diligence investigations, a consolidation of Tanqueray's issued common shares on a 3 to 1 basis (the "Tanqueray Consolidation") and Tanqueray completing a concurrent non-brokered private placement financing of not less than $1,300,000 (up to a maximum of $3,000,000) at a price of not less than $0.20 per post-consolidated share (the "Tanqueray Financing"). Upon completion of the LOI, the Tanqueray Consolidation and the Tanqueray Financing, the Company will own approximately 52.98% of the then issued and outstanding shares of Tanqueray assuming the maximum financing of $3,000,000 is sold (68.38% if only the minimum financing of $1,300,000 is sold).

The sale follows a strategic decision by Gold Standard’s Board of Directors to concentrate the Company’s efforts on its wholly owned/controlled Railroad-Pinion Project on Nevada’s Carlin Trend. As part of such shift in strategic direction, the Company also made certain changes to its technical team. Effective May 30, 2014, co-founder, director and Vice-President, Exploration Dave Mathewson stepped down as a director and officer of the Company to assume responsibility for the direction of Tanqueray as its Vice-President, Exploration and interim CEO upon closing of the LOI. In conjunction therewith, the Company has agreed to pay Mr. Mathewson a transition payment equal to one year’s salary, being US$220,000, by way of a combination of cash and common shares of the Company and Mr. Mathewson will remain a technical advisor to Gold Standard for a period of at least one year. Senior Geologist, Mac Jackson, Jr., M.Sc. has been appointed Gold Standard’s new Vice-President, Exploration and is joined by newly hired Chief Geologist John Norby, M.Sc.

Divestiture Highlights:

•	The sale will reduce Gold Standard’s annual land holding costs by approximately US$415,000.
•	GSV will continue to have a significant participation in the potential for exploration success on the CVN and Camp Douglas Projects as a major shareholder of Tanqueray.

There is no assurance that the sale of the CVN and Camp Douglas Projects to Tanqueray will be successfully completed on the terms and conditions set out in the LOI or at all. In the event the sale does not proceed, the Company will be required to incur annual expenditures in excess of US$415,000 just to maintain the CVN and Camp Douglas Projects in good standing.

As of June 30, 2014, the Company had incurred a total of $60,972,945, $2,062,817 and $2,946,581, net of write downs, in acquisition and deferred exploration expenses on its Railroad-Pinion, CVN and Camp Douglas Projects, respectively, for total acquisition and deferred exploration costs of $65,982,343.

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As of the date of this MD&A, the Company considers the Railroad-Pinion Project as its sole material property for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Corporate activities

In March 2013, 780,526 share purchase warrants expired. See “Disclosure of Data for Outstanding Common Shares, Options and Warrants”.

In August 2013, the Company completed a marketed private placement of 7,936,509 common shares at $0.63 per share for net proceeds of $4,557,518, after cash commissions and expenses of $442,482 (the "2013 Financing"). The net proceeds from the 2013 Financing were allocated towards further drilling of the Railroad Project and for general corporate and working capital purposes. See "Use of Proceeds from 2013, March 2014, and August 2014 Financings" below.

In March 2014, the Company completed a marketed private placement of 15,188,495 units (the "Units") at a price of $0.72 per Unit for net proceeds of $10,163,460 after paying aggregate cash commissions and finder's fee of $772,256 (the “March 2014 Financing”). Each Unit consisted of one common share of the Company and one-half (1/2) of one common share purchase warrant. Each whole warrant entitles its holder to subscribe for one common share of the Company at a price of $1.00 on or before March 4, 2016, subject to the Company's right, in its discretion, to accelerate the expiry date of the warrants at any time upon 30 days notice if the closing price of the Company's shares on the TSX Venture Exchange (the "TSXV") equals or exceeds $1.35 per share for a period of 15 consecutive trading days or more.

In March 2014, the Company also granted 2,179,000 stock options exercisable at $0.79 per share for a period of four years to directors, executive officers, employees and consultants of the Company.

In June 2014, the Company granted 125,000 stock options exercisable at $0.71 per share for a period of five years to an employee of the Company.

As at June 30, 2014, the Company had a cash and cash equivalents position of $630,670 and a working capital deficit position of $2,809,246. This deficit includes the $2.5 million payment due to Scorpio on March 4, 2015 pursuant to the Pinion Acquisition. See "Exploration Activities" above. See also “Liquidity, Financial Position and Capital Resources”.

On August 13, 2014, the Company filed a prospectus supplement to its short form base shelf prospectus dated June 23, 2014 (collectively the "Prospectus") in connection with an underwritten public offering of 9,000,000 Common Shares at a price of US$0.64 per share to raise gross proceeds of US$5,760,000 (the "August 2014 Financing") through Macquarie Capital Markets Canada Ltd., as lead underwriter on behalf of a syndicate of underwriters (collectively the "Underwriters"). After payment of a cash commission of 6% (US$345,600) to the Underwriters and estimated costs of issue of US$350,000, the Company expects to raise net proceeds of approximately US$5,064,400 from the August 2014 Financing, which funds will be used to, inter alia, fund additional exploration of the Company's Railroad-Pinion Project, satisfy the Company's current working capital deficiency and pay for general corporate and working capital expenditures. See "Liquidity, Financial Position and Capital Resources" and "Use of Proceeds from 2013, March 2014 and August 2014 Financings" below. The Company has also granted the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 1,350,000 common shares at the offering price of US$0.64 per share for a period of 30 days from the date of filing of the prospectus supplement. If the Over-Allotment Option is exercised in full, the Company will receive additional net proceeds of US$812,160, after deducting Underwriters' commission of US$51,840. Closing of the August 2014 Financing is scheduled to take place on August 19, 2014.

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Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011:

	2013 $	2012 $	2011 $
Revenues (interest income)	38,832	78,292	93,083
General and administrative expenses	(4,263,602)	(5,271,516)	(3,989,654)
Loss and comprehensive loss	(4,357,959)	(5,193,224)	(4,138,880)
Basic and diluted loss per common share	(0.05)	(0.07)	(0.07)
Working capital (deficit)	(545,278)	9,135,808	6,839,192
Exploration and evaluation assets	53,089,035	42,165,595	17,126,450
Total assets	54,971,286	53,482,564	25,312,542
Total liabilities	1,933,958	1,838,851	1,212,781

See the 2013 Annual MD&A for a discussion of certain factors contributing to variations in the financial position and financial performance of the Company for the three most recently completed financial years ended December 31, 2013, 2012 and 2011.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013
	$	$	$	$
Interest income	-	318	5,100	6,233
Loss and comprehensive loss	(1,209,814)	(3,811,433)	(1,266,413)	(673,719)
Loss per share-basic and diluted	(0.01)	(0.04)	(0.01)	(0.01)

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012
	$	$	$	$
Interest income	9,808	17,691	25,762	20,735
Loss and comprehensive loss	(1,729,104)	(688,723)	(818,340)	(1,600,489)
Loss per share-basic and diluted	(0.02)	(0.01)	(0.01)	(0.02)

Variances quarter over quarter can be explained as follows:

•	In the quarters ended September 30, 2012, March 31, 2013, June 30, 2013, March 31, 2014, and June 30, 2014 stock options were granted to various parties. These grants resulted in share-based compensation expenses of $329,689, $44,557, $1,149,499, $1,390,376, and $81,967 respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.

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•	In the quarter ended September 30, 2012, there was a foreign exchange loss of $493,598 as a result of the decrease in the value of the U.S. dollar relative to the Canadian dollar resulting in a significantly higher loss during such period.
•	In the quarter ended September 30, 2013, the Company recorded a write down of exploration and evaluation assets of $133,189 associated with the CVN Project as a result of termination of KM/RC lease agreement.
•	In the quarters ended December 31, 2013, March 31, 2014, and June 30, 2014, the Company increased its consulting fees significantly due to the Company engaging three firms to assist with developing marketing and financial strategies in Europe in an effort to access European capital markets.
•	In the quarter ended March 31, 2014, the Company recorded a write down of exploration and evaluation assets of $1,277,189 and $124,263 to the CVN and Camp Douglas Projects, respectively.
•	Generally speaking, the Company’s general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Results of Operations

The following financial data is derived from the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2014 and 2013:

	For the three months ended June 30,		For the six months ended June 30,
	2014 $	2013 $	2014 $	2013 $
Revenues (interest income)	-	9,808	318	27,499
General and administrative expenses	(1,209,814)	(1,738,912)	(3,620,113)	(2,445,326)
Loss and comprehensive loss	(1,209,814)	(1,729,104)	(5,021,247)	(2,417,827)
Basic and diluted loss per common share	(0.01)	(0.02)	(0.05)	(0.03)
Working capital (deficit)	(2,809,246)	1,879,750	(2,809,246)	1,879,750
Exploration and evaluation assets	65,982,343	48,010,272	65,982,343	48,010,272
Total assets	67,296,371	52,143,978	67,296,371	52,143,978
Total liabilities	3,574,487	1,724,036	3,574,487	1,724,036

All of the Company’s projects are at the exploration stage and, to date, the Company has not generated any revenues other than interest income.

At June 30, 2014, the Company had not yet achieved profitable operations and has accumulated losses of $22,154,111 (December 31, 2013 – $17,132,864) since inception. These losses resulted in a net loss per share (basic and diluted) for the six months ended June 30, 2014 of $0.05 (June 30, 2013 - $0.03).

The operating and administrative expenses for the six months ended June 30, 2014 totalled $3,620,113 (June 30, 2013: $2,445,326), including share-based compensation issued during the period, valued at $1,472,343 (June 30, 2013: $1,194,056) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended June 30, 2014 were management fees of $294,500 (June 30, 2013 - $294,500), professional fees of $343,546 (June 30, 2013 - $173,750), office expenses of $110,105 (June 30, 2013 - $93,072), consulting fees of $410,464 (June 30, 2013 - $101,069),

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investor relations of $113,198 (June 30, 2013 - $60,661), regulatory and shareholder services of $102,079 (June 30, 2013 - $66,297) and travel and related costs of $338,041 (June 30, 2013 - $196,280).

The table below details the changes in major expenditures for the six months ended June 30, 2014 as compared to the corresponding six months ended June 30, 2013.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $309,395	The Company hired consultants during the first and second quarter of 2014 to assist with developing marketing and financial strategies in Europe.
Professional fees	Increase of $169,796	Increased due to more activities with respect to the Pinion Acquisition and March 2014 Financing.
Regulatory and shareholder services	Increase of $35,782	Increased due to filing fees associated with the Pinion Acquisition and March 2014 Financing.
Travel and related expense	Increase of $141,761	Increased level of travel for site visits, the Pinion Acquisition, and the March 2014 Financing.
Share-based compensation	Increase of $278,287	More stock options granted during the six months ended June 30, 2014.

The table below details the changes in major expenditures for the three months ended June 30, 2014 as compared to the corresponding three months ended June 30, 2013.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $239,209	The Company hired consultants during the second quarter of 2014 to assist with developing marketing and financial strategies in Europe.
Professional fees	Increase of $95,206	Increased due to activities associated with regulatory filings and various tasks related to exploration and evaluation assets.
Travel and related expense	Increase of $117,976	Increased level of travel for site visits, and the August 2014 Financing.
Share-based compensation	Decrease of $1,067,532	Fewer stock options granted during the three months ended June 30, 2014.

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Summary of Exploration Activities

For the six months ended June 30, 2014, the Company incurred $14,294,760 in acquisition, and deferred exploration and development costs (of which $12,805,000 was incurred pursuant to the Pinion Acquisition) compared to $5,844,677 for the corresponding six months ended June 30, 2013.

The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs, on a property by property basis, for the six months ended June 30, 2014 and June 30, 2013:

	Crescent Valley	Railroad- Pinion	Camp Douglas	Total
	$	$	$	$

Six Months Ended June 30, 2014

Property acquisition and staking costs	-	12,805,000	-	12,805,000
Exploration expenses
Claim maintenance fees	-	12	-	12
Consulting	10,752	591,652	9,862	612,266
Data Analysis	-	22,950	-	22,950
Drilling	-	334,911	-	334,911
Geological	41,199	94,304	20,300	155,803
Lease payments	2,739	112,262	-	115,001
Sampling and processing	441	61,926	-	62,367
Site development	-	49,744	-	49,744
Supplies	425	93,944	-	94,369
Travel	-	42,337	-	42,337
	55,556	14,209,042	30,162	14,294,760

Write down of exploration and evaluation assets	(1,277,189)	-	(124,263)	(1,401,452)

	(1,221,633)	14,209,042	(94,101)	12,893,308

Six Months Ended June 30, 2013

Exploration expenses
Claim maintenance fees (recovery)	(40,142)	164,267	-	124,125
Consulting	15,062	567,941	19,256	602,259
Data analysis	-	35,250	287	35,537
Drilling	-	3,732,531	-	3,732,531
Equipment	-	28,629	-	28,629
Geological	11,598	12,962	28,214	52,774
Lease payments	28,081	7,898	-	35,979
Sampling and processing	-	307,563	-	307,563
Site development	-	367,483	-	367,483
Supplies	-	514,280	-	514,280
Travel	-	43,517	-	43,517
	14,599	5,782,321	47,757	5,844,677

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 11 -

The total cumulative acquisition and deferred exploration costs to June 30, 2014 are summarized as follows:

	Crescent Valley	Railroad- Pinion	Camp Douglas	Total
	$	$	$	$
Property acquisition and staking costs	505,657	16,621,095	-	17,126,752

Exploration expenses
Assessment/claim fees	488,182	406,227	173,433	1,067,842
Consulting	260,988	3,478,111	195,690	3,934,789
Data analysis/geological	86,700	607,268	224,009	917,977
Drilling/site development	1,185,802	35,275,300	2,108,589	38,569,691
Lease payments	744,151	2,482,571	213,507	3,440,229
Legal fees for property acquisition	15,094	10,412	17,910	43,416
Sampling and processing	182,603	1,753,101	119,773	2,055,477
Travel	4,017	338,860	17,935	360,812
Write down of exploration and evaluation assets	(1,410,378)	-	(124,264)	(1,534,642)
Cumulative deferred exploration costs at June 30, 2014	2,062,816	60,972,945	2,946,581	65,982,343

The decrease in total exploration expenditures from $5,844,667 during the first six months of 2013 to $1,489,760 during the first six months of 2014 resulted primarily from the Company cutting back on exploration expenditures to focus the majority of its financial and management resources on the Pinion Acquisition. In addition, the Company minimized exploration expenditures on the CVN and Camp Douglas Projects as detailed above. This decision to focus the Company’s financial and management resources on the Railroad-Pinion Project (which has provided the most encouraging results to date) to the exclusion of the Company’s other projects is, in part, a function of the poor state of the capital markets for junior resource issuers and management’s decision to utilize the Company’s remaining cash resources on its flagship Railroad-Pinion Project.

Railroad-Pinion Project

The Railroad-Pinion Project is located within the northern Pinon Range about 30 miles southwest of Elko, Nevada. The project is situated at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have been delineated and with past production, reserves and resources exceeding 100 million ounces of gold. The Railroad Project does not contain any NI 43-101 compliant mineral resources; however, historic and current exploration in the Railroad Project demonstrates that it is a well mineralized area that has the potential to yield future mineral resources with additional exploration.

Since 2010, the Company has carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion and Pinion deposits; 2) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 3) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

To date, thirteen target areas have been identified by the Company in the Railroad-Pinion Project for additional exploration. The targets are focused on gold, but also include silver, copper, lead and zinc. Eight of these targets have been drilled by Gold Standard. Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, perhaps with the exception of the North Bullion deposit and Pinion deposit.

During the 2nd quarter of 2014, the Company's primary focus for the Railroad-Pinion Project was the completion of a Phase 1 work program on the Pinion Deposit consisting of thirteen vertical drill holes designed to confirm and verify historic drill results in the Pinion North and Main Zones, test the predictability of Gold Standard's new geological model, expand the limits of known mineralization, and collect material for density and metallurgical testing in advance of an initial NI-43-101 resource estimation. See "Pinion Target" below.

Although limited in nature, the Phase 1 drilling program allowed for a systematic build-up of the geologic model and resource, with a more substantial Phase 2 planned for the second half of 2014.

Pinion Target

The Pinion Project comes with a historic drill hole database of over 385 RC and core holes and a number of historic, non-NI43-101 compliant historic resource calculations. The geological understanding of the Pinion mineralization from historic work indicates that the Pinion Deposit is similar in character to Newmont USA Limited’s, a subsidiary of Newmont Mining Corporation (NYSE:NEM) (“Newmont”), currently producing Emigrant mine located about 10 miles (16 kilometers) to the north. The Pinion deposit occurs within the southern portion of the Bullion Fault Corridor, which also hosts the Company's North Bullion discovery at the Railroad Project. Similar to the Emigrant deposit, gold mineralization at the Pinion deposit occurs in an oxidized collapse-style breccia developed along the Mississippian Webb Formation siltstone-mudstone contact with the underlying Devonian Devils Gate Formation limestone. Based upon a detailed review of the historic Pinion drill hole database, the Pinion deposit has gold grades similar in tenor to that of Newmont's Emigrant deposit, along with similar amounts of silver. The Pinion deposit is significantly if not entirely oxidized in character and the northern portion of the deposit is exposed at surface. The proximity of and similarity of gold mineralization in the Emigrant deposit is not necessarily indicative of the gold mineralization in the Pinion Deposit.

The acquisition of the Pinion deposit and surrounding area represents an important near surface exploration target. The Carlin Trend has four erosional windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production more economically feasible. The combined Railroad-Pinion Project represents the last of these windows to be explored and potentially developed. However, the Company cautions that there are currently no known mineral resources or reserves on the Railroad-Pinion Project and, to date, the Company has not carried out a preliminary economic assessment or other study thereon. It is uncertain if further exploration will result in the Pinion deposit, the North Bullion deposit or other target areas within the Railroad-Pinion Project being delineated as a mineral resource.

During the first quarter of 2014, the Company began re-logging 12 Pinion core holes (2,699 ft) that were received from Scorpio to begin understanding subsurface geology, alteration, ore-controls and stratigraphy. Geology from these holes allowed the Company to construct a first pass cross section, north to south from the “North Zone” through the “Main Zone.” The preliminary stratigraphy (top to bottom) includes the Webb Formation silty mudstone with minor sandstone, the Tripon Pass Formation sitly micrite, and the Devil’s Gate Formation calcarenite.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

On May 15, 2014, the Company announced that gold assays of historic Pinion core holes not previously assayed for gold yielded positive results including a new interval of 35.4 meters of 1.063 g Au/t (from 13.7 to 49.1 meters) in PN-07-02, and an 8.8 meter extension of an existing gold intercept to 54.3 meters of 0.686 g Au/t (from 43.3 to 97.6 meters) in SB-145.

During the re-logging and data review of the core from these 12 historic core holes obtained in the Pinion Acquisition, the Company's geologists identified that approximately 72% of the core had not been assayed for gold. Subsequent assaying of this core by the Company supports two important observations about the Pinion Deposit:

•	These results continue to reinforce the significance of collapse breccia as the major gold host—a factor which was not apparently known to previous operators.
•	PN-07-02 bottomed in oxidized and silicified collapse breccia that assayed 1.425 g Au/t, indicating that previous drilling was too shallow to adequately test the potential of the breccia zone. Furthermore, three other holes were not drilled deep enough to intersect the breccia.

On June 25, 2014 the Company announced assay results of the first five drill holes from the Pinion Phase 1 drilling program. PIN14-01, a core hole, returned 69.8m of 0.89 g Au/t beginning essentially at surface, successfully twinning and verifying results from historical RC hole TCT-017 (68.6m of 0.92 Au/t). PIN14-02, a 60m westerly RC step-out from the known limits of the Main Zone, returned 0.44 g Au/t over 15.2m, potentially opening the deposit in this direction. PIN14-05, an RC hole, returned 1.01 g Au/t over 39.6m and a further 0.39 g Au/t over 53.4m in a lower breccia zone which is potentially a major new target at Pinion. These initial results met three key objectives of the drill program: verifying historical drill data, expanding the known limits of the gold mineralization and demonstrating the predictability of GSV’s new geological model.

Subsequent to the quarter end, the Company announced on July 17, 2014 assay results from the second set of five drill holes on the Pinion Deposit:

•	PIN14-06, a core hole in the North Zone, returned three unique zones of gold mineralization including 20.7m of 1.78 g Au/t.
•	PIN14-07, a 35m southeasterly RC step-out from SB-073 (18.3m of 1.64 g Au/t), returned 12.2m of 1.23 g Au/t.
•	PIN14-08, a core hole in the Main Zone, returned 36.6m of 1.23 g Au/t with a higher grade interval of 5.0m of 5.62 g Au/t. The hole successfully twinned and verified results from historical RC hole TC-008 (42.6m of 1.13 g Au/t).
•	PIN14-09, an RC infill hole between historic RC holes TCX-017 (9.1m of 0.21 g Au/t) and SB-123 (9.1m of 1.00 g Au/t), intersected 15.2m of 0.42 g Au/t.
•	PIN14-11, an RC hole in the Main Zone, intersected 65.5m of 0.90 g Au/t including 13.7m of 2.51 g Au/t.

On August 6, 2014, the Company announced the assay results from the final three drill holes on the Pinion Deposit:

•	PIN14-10, an RC infill hole between historic RC holes SB-123 (9.2m of 1.00 g Au/t) and SB-072 (18.3m of 0.44 g Au/t), returned 25.9m of 0.57 g Au/t.
•	PIN14-12, a core hole in the North Zone, returned 47.1m of 0.79 g Au/t. This hole successfully twinned and verified results from historical RC hole CPR-30 (51.8m of 0.74g Au/t).
•	PIN14-13, a 65m easterly RC step-out from SB-073 (18.3m of 1.64 g Au/t), returned 19.8m of 0.88g Au/t. This oxidized mineralization remains open in multiple directions.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

In contrast to North Bullion, the section is relatively undeformed with preserved bedding and consistent bedding to core axis through the section, except for faults and zones of collapse breccia.  Gold is hosted in multi-lithic collapse breccia developed along the Tripon/Devil’s Gate contact. Thicker/higher grade gold intercepts are associated with thicker, multi-stage breccia with stronger silicification, barite and hematite. Mineral zones are oxidized with rare, trace fine-grained pyrite persevered in strongly silicified clasts in some holes.

Following upon the recommendations made in the Company's NI 43-101 technical report on the Railroad and Pinion Projects dated March 31, 2014 (the "Railroad-Pinion Report") as discussed in the 1st quarter management discussion, historical drill hole collars on the Pinion Deposit have been re-surveyed, additional density measurements are being made on existing drill core and further metallurgical tests are being designed—all work required for an initial resource estimate.

As of June 30, 2014, the Company had cash on hand of $630,670 (December 31, 2013 - $1,221,192) and a working capital deficit position of $2,809,246 (December 31, 2013 – $545,278). While such cash position was sufficient to enable the Company to complete its initial Phase 1 drill program on the Pinion Deposit, the Company requires additional capital to fund the full cost of the recommended Phase 1 work program in the Railroad-Pinion Report. On August 13, 2014, the Company filed a Prospectus in connection with its underwritten public offering of 9,000,000 Common Shares at a price of US$0.64 per share for gross proceeds of US$5,760,000. The net proceeds of the August 2014 Financing will be allocated towards, among other things, additional exploration of the Railroad-Pinion Project including a phase 2 drill program on the Pinion Deposit and general corporate and working capital purposes. See "Overall Performance - Corporate Activities" above for details of the August 2014 Financing. However, the net proceeds from the August 2014 Financing will not be sufficient to fully fund the Phase 1 work program recommended in the Railroad-Pinion Report and the Company will require additional capital to complete same. There is no assurance that the Company will be able to raise additional capital in a timely fashion on reasonably commercial terms or at all. See "Liquidity, Financial Position and Capital Resources" below. See also Item 8 "Risks and Uncertainties" of the 2013 AIF.

North Bullion Target

With the Company’s five section plan of operation ("POO") now in place and bonded for exploration purposes, coupled with the 4 corner private sections, Gold Standard is now in a position to more effectively access and drill the additional target opportunities within the Railroad Project. The POO allows for up to 200 acres of total disturbance. Targets outside of this area will require 5 acre Notice of Intent ("NOI") filings on the alternating public sections, and permitting for greater than 5 acres on the private sections of the Railroad Project.

North Bullion drill intercepts obtained between 2011 and 2013 indicate: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) vertically-extensive intervals of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 18.30 meters of 7.03 gAu/T in RR11-16, 42.7 meters of 9.4 gAu/T in RR12-01, and 16 meters of 15.1 gAu/T in RR12-10 suggest proximity to feeder structures. Recent North Bullion drill intercepts including holes RR12-27 (16.8 meters of 1.95 gAu/T), RR12-24 (40.2 meters of 1.34 gAu/T), and RR13-01 (20.4 meters of 1.06 gAu/T) have extended the deposit to the south by more than 300 meters. The envelope of 1 to 3 gram gold mineralization at North Bullion now appears to stretch from hole RR11-9 in the north to hole RR13-01 in the south, a total of more than 1,000 meters, and it remains open in multiple directions. The high grade zone that lies within this envelope ranges from 5 to 15 grams gold per tonne and has been traced to date for about 300 meters in contiguous drill holes RR11-16, RR12-1, and RR12-10. The deposit has also been extended to the north and the west with holes RR13-08, RR13-11, RR13-12, and RR13-14.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Subject to available cash, the Company intends to continue definition drilling of the North Bullion target in 2015 with the goal of delineating an initial NI 43-101 resource estimate for a portion of the deposit during the same year.

Other Targets

Emphasis is also being placed upon drill testing target opportunities south of the North Bullion deposit along the Bullion Fault Corridor (“BFC”). Surface geochemical work conducted in August 2013, while drilling was suspended, has served to further define a number of promising drill targets. The southern portion of the BFC target area and the other nearby target opportunities were previously inaccessible for drill testing because of permitting constraints. The Company's POO, which was finalized and approved by the United States Bureau of Land Management (the "BLM") in December 2012, now provides the Company with full access to all targets in the northern third of the Railroad Project.

The Bullion Fault Corridor is the same structural zone that controls the North Bullion deposit. Targets along the corridor have been developed from surface mapping, geochemical sampling, CSAMT and gravity data. CSAMT data indicates the presence of both a northward and southward continuation of target opportunities. The North Bullion deposit was essentially a blind discovery with no surface indication. The deposit setting is now effectively characterized by CSAMT data which illustrates a zone of intermediate resistivity responses representing a wedge of mixed clastic and carbonate material between the in-place, rooted Paleozoic carbonate and clastic rocks to the west, and the flanking, down-dropped volcanic rocks to the east. The CSAMT data modeled from the North Bullion deposit indicates the presence of similar clastic-carbonate wedges along a strike-length of about 6 kilometers to the south. These target zones have not been previously drill tested and the Company is currently designing prospective drill sites based on a comprehensive integration and evaluation of all the data.

As reported on October 2, 2013, the first hole drilled into the Bald Mountain target, vertical core hole RRB13-1, intersected 56.1 meters of 1.47 g Au/T, including an internal interval of 7.3 meters of 5.66 g Au/T. Importantly, the gold intercept was hosted entirely in oxidized hornfels breccia above Devil’s Gate Formation marble, representing the most significant oxidized gold mineralization found to date in the northern Railroad project area. Gold in oxidized mineralization can typically be recovered using methods such as cyanide leaching which are less expensive and less capital-intensive than those required to recover gold from non-oxidized (sulphide) material.

On January 23, 2014 the Company announced results from metallurgical tests on the Bald Mountain gold-copper oxide discovery. The tests, performed by Inspectorate Labs of Reno, Nevada, reported an average 82.2% recovery of gold after one hour of cyanide agitation leach.

The Company cautions that there are no known resources or reserves on the Bald Mountain target and, to date, it has not carried out a preliminary economic assessment or other study thereon.

Crescent Valley North Project (CVN)

The CVN Project is an early stage exploration prospect located in Elko and Eureka Counties, Nevada, approximately 15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko, The project is within a volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain-Eureka gold trends in north-central Nevada. The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

The CVN Project is a consolidation of a number of mining leases encompassing approximately 15,806 net acres of located claims in Elko and Eureka Counties, Nevada controlled by the Company. See the 2013 AIF for further details of, inter alia, the mining leases that make up the CVN Project.

During 2012, the Company conducted target assessment at the CVN Project including mapping and additional geological and geochemical studies and assessment. The Company also completed a preliminary three hole RC drill program totaling approximately 7,600 feet to test the structural zone at the Robinson target, a gold prospect opportunity, approximately 6 miles south of the Railroad Project. Drill results indicate that favorable host rocks are at excessive depths and that gold and associated trace elements are either below detection limits or at trace levels.

In August 2013, the Company terminated the KM/RC lease agreement governing 91 unpatented lode mining claims comprising approximately 1,880 net acres of land within the CVN Project as the Company determined that the property lacked encouraging exploration results. As a result, the Company recorded a write down of exploration and evaluation assets of $133,189 during the year ended December 31, 2013.

In March 2014, the Company recorded a further write down of exploration and evaluation assets of $1,277,189 associated with the CVN Project based on an internal review of its non-core assets.

Pursuant to the Tanqueray LOI, the Company is in the progress of selling the CVN and Camp Douglas projects to Tanqueray for a total consideration of $3,150,000. See "Overall Performance" above.

East Bailey Project (EB)

Grouped within the CVN Project is a project known as East Bailey covering approximately 10,425 acres (4,218 hectares) of unpatented lode mining claims. The project is about 10 to 15 miles south of the Railroad Project within similar geological setting as Railroad. The prospect is early stage with about 40 historical holes, including approximately 25 drilled by Newmont Mining Corporation in 1997 and 1998. Geological similarities with Railroad include: the presence of the Devils Gate-Webb contact at shallow depths, an unexposed but drilled intrusive center of probable Early Tertiary age, widespread alteration and geochemistry indicative of an epithermal-style, sedimentary-rock hosted gold system.

Camp Douglas Project

The Camp Douglas Project consists of 281 unpatented mineral claims and several blocks of fee lands (~ 80 acres) totaling approximately 5,403.70 acres in the Walker Lane Trend in Mineral County, Nevada.

A 30 drill hole and access Notice of Intent for the Camp Douglas Project has been approved by the BLM and a reclamation bond posted by the Company. During 2012, the Company completed an initial 12 hole core drill program totalling 3,033.7 meters to evaluate multiple targets delineated from the Company’s analysis of historical drill data, geological mapping, geochemical sampling, a detailed dipole IP survey, and data compilation.

In the first quarter of 2013, the Company completed a gravity survey over the Camp Douglas Project at the recommendation of Wright Geophysics in order to provide basement depth definition for identification of major, potential mineralized structures within the prospective volcanic rock package. One such structure was identified which coincided with the two best intercept holes drilled in 2012.

In March 2014, the Company recorded a write down of exploration and evaluation assets associated with the Camp Douglas Project of $124,263 based on an internal review of this project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Pursuant to the Tanqueray LOI, the Company is in the progress of selling the CVN and Camp Douglas projects to Tanqueray for a total consideration of $3,150,000. See "Overall Performance" above.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All drill samples taken in connection with the Company's various exploration programs were recovered under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, Nevada and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every 10 to 15 samples. The samples were delivered to ALS Minerals’ preparation facility in Elko, Nevada. The samples were crushed and pulverized and sample pulps shipped to ALS Minerals’ certified laboratory in either Reno or Vancouver where they were digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this MD&A have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101.

Further details regarding the Company's mineral projects and the results of the Company's exploration work thereon are contained in the 2013 AIF and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Liquidity, Financial Position and Capital Resources

The Company has no known mineral resources or reserves and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at June 30, 2014, the Company’s liquidity and capital resources are as follows:

	June 30, 2014	December 31, 2013
	$	$
Cash and cash equivalents	630,670	1,221,192
Receivables	24,670	15,248
Prepaid expenses	109,901	152,240
Total current assets	765,241	1,388,680
Payables and accrued liabilities	1,074,487	1,933,958
Note payable	2,500,000	-
Working capital (deficit)	(2,809,246)	(545,278)

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

In August 2013, the Company completed the 2013 Financing consisting of 7,936,509 common shares at $0.63 per share for proceeds of $4,557,518 net of cash commissions and expenses of $442,482.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

In March 2014, the Company completed the March 2014 Financing of 15,188,495 Units at a price of $0.72 per Unit for net proceeds of $10,163,460, after commissions and expenses of $772,256. From this amount, the Company paid $5,750,000 cash (together with a previous deposit of $250,000) to Scorpio in part payment of the purchase price for the Pinion Acquisition (see "Overall Performance" above).

As at June 30, 2014, the Company had a cash and cash equivalents position of $630,670 (December 31, 2013 - $1,221,192) derived from the net proceeds of the 2014 Offering. As at June 30, 2014, the Company had a working capital deficit position of $2,809,246 (December 31, 2013 – $545,278).

On August 13, 2014, the Company filed a Prospectus pursuant to the August 2014 Financing to raise net proceeds of approximately US$5,064,400 to, inter alia, rectify the Company's current working capital deficiency, maintain the Company's property interests in good standing, fund additional exploration of the Railroad-Pinion Project and for general corporate and working capital purposes. See "Overall Performance - Corporate Activities" above for details of the August 2014 Financing. See also "Use of Proceeds from 2013, March 2014 and August 2014 Financings" below.

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of stock options and warrants, if any, proceeds from the August 2014 Financing, and further equity financings. There are no assurances that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”.

Use of Proceeds from 2013, March 2014, and August 2014 Financings

In August 2013, the Company completed the 2013 Financing consisting of 7,936,509 common shares at a price of $0.63 per share for net proceeds of $4,557,518, after deducting cash commissions and expenses of $442,482. The net proceeds from the 2013 Financing were allocated towards further drilling and exploration work on the Railroad Project and for general corporate and working capital purposes.

In March 2014, the Company completed the 2014 Financing of 15,188,495 Units at a price of $0.72 per Unit for net proceeds of approximately $10,163,460, after commissions and expenses of approximately $772,256. The net proceeds from the 2014 Offering were used to complete the Pinion Acquisition and for general corporate and working capital purposes.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

On August 13, 2014, the Company filed the Prospectus for a public offering of 9,000,000 common shares at a price of US$0.64 per share for gross proceeds of US$5,760,000. The net proceeds of the August 2014 Financing, after deducting underwriters' commission of US$345,600 and estimated costs of issue of US$350,000, will be approximately US$5,064,400 (assuming no exercise of the Over-Allotment Option) and have been allocated in the Prospectus as follows:

Principal Purposes	Estimated Amount to be Expended (assuming no exercise of Over- Allotment Option)
Railroad-Pinion Project - Phase 1 work program (partial) (1)

Drill Pinion and Dark Star targets	US$1,500,000
Drill Bald Mountain target	US$700,000
Geological mapping, geochemical surveying and geophysical surveying	US$275,000
Complete resource modeling and initial NI 43-101 resource estimate for the Pinion target (2)	US$25,000
Subtotal	US$2,500,000
Property Maintenance Fees and Lease Payments for Balance of 2014
Estimated claim maintenance fees, property taxes and lease and/or advance royalty payments	US$1,050,000 (3)
Subtotal	US$1,050,000
General
Rectify adjusted working capital deficiency as at July 31, 2014 (4)	US$477,097
General corporate and working capital purposes (5)	US$1,037,303
Subtotal	US$1,037,303
TOTAL	US$5,064,400

(1)	The Company anticipates initiating this work in the second half of 2014 but does not expect all of the work to be completed in 2014.

(2)	The Company is seeking to achieve this milestone before the end of 2014. Contingent upon available funds, the Company will also seek to complete an initial NI 43-101 resource estimate for the North Bullion target in 2015.

(3)	Of this amount, approximately US$415,515 is to be reimbursed to the Company upon closing of the sale of the Company's CVN and Camp Douglas Projects to Tanqueray. See "Overall Performance" above.

(4)	Adjusted working capital means total current assets less total current liabilities, but excluding (a) the C$2,500,000 promissory note due to Scorpio on March 4, 2015; and (b) US$165,000 (C$179,685) due to David Mathewson, the former Vice-President, Exploration of the Company, to be settled for approximately 248,338 Common Shares of the Company at a deemed price of C$0.72 per share.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

(5)	Funds allocated to general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, working capital and general administrative expenses, and to other purposes.

Closing of the August 2014 Financing is scheduled to take place on August 19, 2014.

If the Over-Allotment Option is exercised, in whole or in part, the net proceeds from such exercise will be used to further fund the Phase 1 work program on the Railroad-Pinion Project.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

a)	On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee, and the term was extended to October 31, 2014.

b)	On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payments of US$4,400. A security deposit of US$2,400 was paid and is included in prepaid expenses.

Summary of commitment to office leases:

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	27,468	9,390	36,858
Payable later than one year and not later than five years	-	-	-
Payable later than five years	-	-	-
Total	27,468	9,390	36,858

c)	In March 2011, the Company entered into four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management/administrative consulting services to the Company for an indefinite term effective February 1, 2011. See “Related Party Transactions” below. During 2012, the board of directors (the “Board”) approved certain increases to these consulting agreements such that the total combined payments are currently $72,583 per month. In May 2014, a director and officer resigned from his position, and as such the related consulting agreement was terminated. The termination of the consulting agreement reduced the monthly required payment by $18,333. The Company agreed to pay a total resignation payment of $239,910 to this director and officer, by way of a combination of cash and common shares of the Company. These agreements also provide for a two year payout totalling, on a collective basis, approximately $1,584,800 (including average discretionary bonuses paid in 2012 and 2013) in the event of termination without cause and a three year payout totalling, on a collective basis, (including average discretionary bonuses paid in 2012 and 2013) approximately $2,377,200 in the event of termination following a change in control of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

d)	Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the remainder of 2014 are approximately US$1,420,000. See Item 5 “General Development of the Business – Mineral Properties” of the 2013 AIF and the 2013 Annual Financial Statements for details of the various lease payments and other obligations required by the Company to maintain its various mineral projects in good standing.

e)	Pursuant to the Pinion Acquisition, the Company issued a promissory note of $2.5 million to Scorpio with an interest rate of 3% per annum due March 4, 2015. See “Overall Performance” and the Financial Statements for details.

Related Party Transactions

During the six months ended June 30, 2014, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.	Incurred management fees of $110,000 (June 30, 2013 - $110,000) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at June 30, 2014, $28,655 (December 31, 2013 - $55,000) was included in accounts payable and accrued liabilities.

ii.	Incurred administrative management fees of $67,000 (June 30, 2013 - $67,000) to a company controlled by Richard Silas, a director and Corporate Secretary of the Company. As at June 30, 2014, $6,867 (December 31, 2013 - $26,967) was included in accounts payable and accrued liabilities.

iii.	Incurred financial management fees of $81,500 (June 30, 2013 - $81,500) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at June 30, 2014, $Nil (December 31, 2013 - $24,450) was included in accounts payable and accrued liabilities.

iv.	Incurred salaries of $106,972 (June 30, 2013 - $111,738) and severance of $239,910, of which $107,987 (June 30, 2013 - $111,738) were recorded as capitalized exploration and evaluation assets expenditures and $238,895 were recorded as wages and salaries, to David Mathewson, a former director and Vice-President, Exploration of the Company. As at June 30, 2014, $218,782 (December 31, 2013 - $33,000) was included in accounts payable and accrued liabilities.

v.	Incurred directors fees of $12,000 (June 30, 2013 - $12,000) to a company controlled by Robert McLeod, a director of the Company.

vi.	Incurred directors fees of $12,000 (June 30, 2013 - $12,000) to David Morrell Cole, a director of the Company. As at June 30, 2014, $942 (December 31, 2013 - $Nil) was included in accounts payable and accrued liabilities.

vii.	Incurred directors fees of $12,000 (June 30, 2013 - $12,000) to a company controlled by Jamie Strauss, a director of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

Summary of key management personnel compensation:

	For the six months ended June 30,
	2014	2013
	$	$
Management fees	294,500	294,500
Exploration and evaluation assets expenditures	107,987	111,738
Wages and salaries	238,895	-
Share-based compensation	863,960	715,990
	1,505,342	1,122,228

In March 2011, the Company granted to David Mathewson, a former director and Vice-President, Exploration, a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors (executive and non-executive) of the Company.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and requires additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. For the most part, the Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the "U.S. Exchange Act"). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the United States Securities and Exchange Commission (the "SEC"), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and it fails to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its status as a foreign private issuer the aforementioned regulations would apply and it would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”), and would require the Company's management to devote substantial time and resources to comply with the new regulatory requirements following a loss of the Company's foreign private issuer status. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company may regain the foreign private issuer status upon re-meeting the eligibility requirements.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2013 and expects to be a passive foreign investment company for the taxable year ending December 31, 2014. As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distributions”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the 2013 AIF which can be accessed on the SEDAR website at www.sedar.com.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the six months ended June 30, 2014.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and note payable. The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at June 30, 2014, the Company had a net monetary liability position of US$636,571. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $6,400.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and the interest rate of the note payable is fixed.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments. As at June 30, 2014, the Company had a working capital deficit of $2,809,246.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at August 14, 2014, the Company has 112,445,113 outstanding common shares, 8,279,000 outstanding stock options to purchase up to a total of 8,279,000 common shares, with a weighted average exercise price of $0.90 per share and expiring from July 13, 2015 to June 2, 2019, and 7,594,248 outstanding warrants, each warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of $1.00 per share expiring on March 4, 2016, subject to the Company's right, in its discretion, to accelerate the expiry date of the warrants at any time upon 30 days notice if the closing price of the Company's common shares on the TSXV equals or exceeds $1.35 per share for a period of 15 consecutive trading days or more.

Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 6 individuals, 4 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established four standing committees, being audit committee, the compensation committee, the corporate governance committee and the nomination committee. The Company’s audit, compensation and corporate governance committees are each comprised of 3 directors, all of whom are independent of management. The Company's nomination committee is comprised of 3 directors, 2 of whom are independent of management and one who is an executive officer of the Company.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators (“CSA”) requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at June 30, 2014 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the six months ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s 2013 AIF dated March 31, 2014 for the year ended December 31, 2013;
•	the Company’s audited consolidated financial statements for the year ended December 31, 2013;
•	the Company’s annual MD&A for the year ended December 31, 2013; and
•	the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2014.

This MD&A has been approved by the Board effective August 14, 2014.

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